FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date 12th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 12 June, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 25.10 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,714.59 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,839,450,000.

As of 12 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 13 June, 2006 it purchased for cancellation 1,300,000 "A" Shares at a price of 24.70 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,687.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,837,750,000.

As of 13 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 14 June, 2006 it purchased for cancellation 1,400,000 "A" Shares at a price of 24.65 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1,687.87 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,835,750,000.

As of 14 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 June, 2006 it purchased for cancellation 300,000 "A" Shares at a price of 24.68 euros per share. It further announces that on the same date it purchased for cancellation 205,228 "A" Shares at a price of 1691.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,835,244,772.

As of 15 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 June, 2006 it purchased for cancellation 1,200,000 "A" Shares at a price of 25.03 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1709.97 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,833,544,772.

As of 16 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 19 June, 2006 it purchased for cancellation 1,494,772 "A" Shares at a price of 25.04 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1710.52 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,831,550,000.

As of 19 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 20 June, 2006 it purchased for cancellation 1,500,000 "A" Shares at a price of 24.77 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1688.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,829,550,000.

As of 20 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21st June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 21 June, 2006 it purchased for cancellation 1,550,000 "A" Shares at a price of 24.80 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1699.41 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,827,500,000.

As of 21 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22nd June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 22 June, 2006 it purchased for cancellation 1,700,000 "A" Shares at a price of 25.18 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1730.12 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,825,300,000.

As of 22 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23rd June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 23 June, 2006 it purchased for cancellation 1,400,000 "A" Shares at a price of 25.46 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1751.71 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,823,400,000.

As of 23 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 26 June, 2006 it purchased for cancellation 1,360,000 "A" Shares at a price of 25.26 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1743.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,821,590,000.

As of 26 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 28th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 28 June, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 25.56 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1766.14 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,820,090,000.

As of 28 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 29th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 29 June, 2006 it purchased for cancellation 1,150,000 "A" Shares at a price of 25.98 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1796.22 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,818,590,000.

As of 29 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 30 June, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 26.34 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1824.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,817,090,000.

As of 30 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3rd July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 3 July, 2006 it purchased for cancellation 755,000 "A" Shares at a price of 26.48 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1836.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,816,035,000.

As of 3 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 4 July, 2006 it purchased for cancellation 680,000 "A" Shares at a price of 26.42 euros per share. It further announces that on the same date it purchased for cancellation 385,000 "A" Shares at a price of 1833.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,814,970,000.

As of 4 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 5 July, 2006 it purchased for cancellation 1,300,000 "A" Shares at a price of 26.35 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1826.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,813,220,000.

As of 5 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 6 July, 2006 it purchased for cancellation 1,200,000 "A" Shares at a price of 26.53 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1841.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,811,520,000.

As of 6 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 July, 2006 it purchased for cancellation 1,050,000 "A" Shares at a price of 26.60 euros per share. It further announces that on the same date it purchased for cancellation 550,000 "A" Shares at a price of 1844.72 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,809,920,000.

As of 7 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 10 July, 2006 it purchased for cancellation 1,050,000 "A" Shares at a price of 26.70 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1849.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,808,620,000.

As of 10 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 11 July, 2006 it purchased for cancellation 1,400,000 "A" Shares at a price of 26.80 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1854.31 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,806,870,000.

As of 11 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 12 July, 2006 it purchased for cancellation 1,200,000 "A" Shares at a price of 26.82 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1856.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,805,220,000.

As of 12 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13h July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 13 July, 2006 it purchased for cancellation 950,000 "A" Shares at a price of 26.71 euros per share. It further announces that on the same date it purchased for cancellation 550,000 "A" Shares at a price of 1842.78 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,803,720,000.

As of 13 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14th July 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 14 July, 2006 it purchased for cancellation 1,025,000 "A" Shares at a price of 26.74 euros per share. It further announces that on the same date it purchased for cancellation 375,000 "A" Shares at a price of 1841.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,802,320,000.

As of 14 July, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 17 July 2006